April 22, 2025

Huiyi Zheng
Chief Executive Officer
Platinum Analytics Cayman Limited
60 Anson Road, 17-01, Mapletree
Singapore 079914

       Re: Platinum Analytics Cayman Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 8, 2025
           CIK No. 0002053033
Dear Huiyi Zheng:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 28, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Cover Page

1. We note that you have a dual class share structure and that you will be offering Class
       A ordinary shares in this offering. While you disclose the voting rights of your Class
       B ordinary shares on your cover page, please revise your cover page to highlight this dual class structure, clearly disclose the voting rights of your Class A ordinary shares and provide a cross-reference to a longer discussion of the material risks and effects of this structure.
 April 22, 2025
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Major customers and suppliers, page 43

2. We note the revisions made here in response to prior comment 11. As previously requested, please further revise to summarize the material terms of your material agreements with these major suppliers. Additionally, please revise here and on page
       58 to highlight that your main supplier, Shanghai Borui Finance Information Limited, is a related party and is an entity controlled by your CEO. Please also add a risk factor discussing any material risks to your company or its shareholders resulting from your main supplier being a related party and an entity controlled by your CEO.
3. We note the revisions made here in response to prior comment 13. As previously requested, please further revise to summarize the material terms of your material agreements with these significant customers. Additionally, please make similar revisions on page 58.
Principal Shareholders, page 68

4. We note that you have two classes of voting securities, Class A ordinary shares with 1 vote per share and Class B ordinary shares with 20 votes per share. While your
       Principal Shareholders table currently presents the beneficial ownership disclosures for holders of your Class A ordinary shares, please revise your table to also separately present the required beneficial ownership disclosures for holders of your Class B ordinary shares. Additionally, include a column to reflect each beneficial owner's total voting power. See Item 7.A of Form 20-F.

        Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488
if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Mitchell Austin at 202-551-3574
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Andrei Sirabionian